

Mail Stop 3720

November 27, 2007

<u>Via U.S. Mail and Fax</u>
Mr. Robert Hamilton
Chief Financial Officer
eDiets.com, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, Florida 33334

> **Re:** **eDiets.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
>
> **File No. 0-30559**

Dear Mr. Hamilton:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director